UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: March 17, 2025
UBS AG

(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland

(Address of principal executive offices)
Commission File Number: 1-15060
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F

☒

Form 40-F

☐

UBS AG produces regular annual and quarterly reports, which are submitted to the SEC under
Forms

20-F

and

6-K,

respectively.

UBS

AG’s

consolidated

financial

statements

are

prepared

in
accordance with IFRS Accounting Standards. SEC regulations require certain additional disclosures to be

included

in

registration

statements

relating

to

offerings

of

securities.

Certain

of

these

additional
disclosures follow herein,

and should

be read

in conjunction with

the annual

report on

Form 20-F

for
the year ended 31 December 2024 of UBS AG, filed with the SEC on

March 17, 2025.

Capitalization of UBS AG
The table

below presents

the consolidated

capitalization

of UBS

AG in

accordance

with IFRS

Accounting
Standards in US dollars, the presentation currency

of UBS AG.
As of
USD m 31.12.24 30.9.24
Debt:
Short-term debt issued
1

89,967

89,791
Long-term debt issued
2

226,964

244,149
of which: eligible as non-Basel III-compliant tier 2 capital instruments

207

289
Total debt issued
3

316,931

333,941
of which: Funding from UBS Group AG

113,260

117,954
Equity attributable to shareholders

94,003

96,943
Equity attributable to non-controlling interests

662

879
Total capitalization

411,597

431,763
1 Short-term debt issued consists of

debt issued (reflected on the balance

sheet lines Debt issued measured

at amortized cost and Debt

issued designated at fair value)

by UBS AG and its
subsidiaries and Funding from UBS Group AG (measured at amortized cost and designated at fair value) with a remaining contractual maturity of less than one year without considering any early redemption features.

2 Long-term debt issued consists of debt issued (reflected on the balance sheet lines Debt issued measured at amortized cost and Debt issued designated at fair value) by UBS AG and

its subsidiaries and Funding from

UBS Group AG (measured at

amortized cost and designated at

fair value) with a

remaining contractual maturity of more

than one
year without considering any early redemption features.

3 As of 31 December 2024, 88% of the total debt issued was unsecured.

This Form

6-K is

hereby incorporated

by reference

into (1)

the registration

statement of

UBS AG

on
Form F-3 (Registration

Number 333-283672),

and into each

prospectus outstanding

under the foregoing
registration statement, (2)

any outstanding offering

circular or similar

document issued or

authorized by
UBS

AG

that

incorporates

by

reference

any

Forms

6-K

of

UBS

AG

that

are

incorporated

into

its
registration

statements

filed

with

the

SEC,

and

(3)

the

base

prospectus

of

Corporate

Asset

Backed
Corporation

(“CABCO”)

dated

June

23,

2004

(Registration

Number

333-111572),

the

Form

8-K

of
CABCO filed and

dated June 23, 2004

(SEC File Number 001-13444),

and the Prospectus Supplements
relating

to

the

CABCO Series

2004-101

Trust

dated May

10,

2004

and May

17, 2004

(Registration
Number 033-91744 and 033-91744-05).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly
caused this report to be signed on its behalf by the undersigned,

thereunto duly authorized.
UBS AG
By: _/s/ David Kelly _____________
Name:

David Kelly
Title:

Managing Director

By: _/s/ Ella Copetti-Campi ______________
Name:

Ella Copetti-Campi
Title:

Executive Director
Date:

March 17, 2025